

January 6, 2011

Mr. Michael Cooperman
Chief Financial Officer
Tucows Inc.
96 Mowat Avenue
Toronto, Ontario, Canada M6K3M1

  Re: **Tucows Inc.**
    Form 10-K for the Fiscal Year Ended December 31, 2009
    Filed March 22, 2010
    File No. 001-32600

Dear Mr. Cooperman:

  We have reviewed your letter dated December 3, 2010 in connection with the above-referenced filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated November 18, 2010.

Form 10-K for the Fiscal Year Ended December 31, 2009

Item 8. Financial Statements and Supplementary Data

Note 2 – Significant Accounting Policies

(e) Goodwill and Intangible Assets, page F-9

1. We note your response to prior comment 6. Your response indicates that you compared the enterprise value to "carrying value of the net operational assets of the reporting unit, being the entire Company adjusted for the non-operational assets and liabilities." Please explain what you mean by this statement and tell us how you determined that this was appropriate when comparing to the Company's enterprise value.

Michael Cooperman
Tucows Inc.
January 6, 2011
Page 2

You may contact Jaime John, Staff Accountant, at (202) 551- 3446 or Christine Davis, Assistant Chief Accountant, at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Crispino, Staff Attorney, at (202) 551- 3456 or me at (202) 551-3406 with any other questions.

Sincerely,

Patrick Gilmore
Accounting Branch Chief